Exhibit (d)(3)

From: MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

Tel: 760-692-0711; Fax: 760-444-8598

February 19, 2017

CONFIDENTIAL

To: Exar Corporation

48720 Kato Road

Fremont, California 94538

Attention: Ryan A. Benton, CEO and Director

Dear Ryan:

This letter agreement sets forth the terms upon which MaxLinear, Inc., a Delaware corporation (“MaxLinear”), agrees to continue discussions regarding a potential acquisition transaction (a “Transaction”) with Exar Corporation, a Delaware corporation (the “Company”). In consideration of the substantial amount of resources MaxLinear expects to expend in connection with evaluating and negotiating the terms of a Transaction, and of the mutual covenants set forth below, MaxLinear and the Company hereby agree as follows:

1.    No Other Negotiations.

(a)     Commencing upon the execution and delivery of this letter agreement and continuing at all times until 11:59 p.m. (San Francisco time) on March 21, 2017 (the “Expiration Date”), the Company shall not, directly or indirectly through any of its directors, officers or other employees, affiliates, representatives, or other agents including its financial, legal or accounting advisors (together, “Representatives”), (i) solicit, initiate, seek, knowingly encourage, promote or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding the Company to, or (iii) participate in any discussions or negotiations with, in each case any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, person or group of any of the foregoing (other than MaxLinear and its Representatives) (each, a “Third Party”) regarding an acquisition of 5% or more of the outstanding capital stock of or other equity interests in the Company or any of its subsidiaries or 5% or more of the consolidated assets of the Company (including by way of any merger, consolidation, tender or exchange offer, recapitalization, extraordinary dividend or joint venture with or involving the Company or any of its subsidiaries or any acquisition, sale or transfer of any of the business, properties, securities, or assets of the Company or any of its subsidiaries), or any other similar transaction involving the Company or any of its subsidiaries that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation the Transaction (an “Alternative Transaction”). The Company hereby agrees that any action taken by one or more of its subsidiaries, or by its Representatives who are aware of the possible Transaction, that would constitute a breach of this letter agreement if taken by the Company will constitute a breach of this provision by the Company.

(b)     The Company shall immediately terminate, suspend or otherwise discontinue any and all discussions or other negotiations with any Third Parties regarding any Alternative Transactions that are pending as of the date hereof, and shall not reinitiate or otherwise engage in any further discussions or other negotiations with any such Third Parties regarding any Alternative Transactions prior to the Expiration Date. The Company hereby represents and warrants to MaxLinear that it has the legal right to terminate, suspend or otherwise discontinue any and all such pending discussions or other negotiations with Third Parties regarding any Alternative Transactions.

(c)     At all times until the Expiration Date, the Company shall promptly notify MaxLinear if the Company or any of its Representatives who are aware of the possible Transaction receives any communication, offer or proposal from a Third Party regarding or relating to a potential Alternative Transaction, which notice shall include, as applicable, the identity of the party from whom the Company received such communication, offer or proposal, unless such disclosure is prohibited by the terms of a written confidentiality agreement entered into by the Company on or prior to the date hereof; whether the Third Party is a financial buyer or strategic buyer; whether the form of consideration offered or proposed by the Third Party is all cash, all stock, or a mix of cash and stock; and whether the amount of consideration offered or proposed by the Third Party is greater than or less than the amount of consideration offered by MaxLinear (with the value of any non-cash consideration determined in good faith by the Company).

(d)     At all times until the Expiration Date, in no event shall the Company enter into an agreement with, or otherwise make any commitment to or other arrangement (including any letter of intent or memorandum of understanding), whether binding or non-binding, with, any Third Party regarding the entering into of an Alternative Transaction with such Third Party or an agreement or understanding requiring the Company to abandon or terminate discussions with MaxLinear regarding a Transaction.

2.     Public Announcement or Disclosure. The parties hereto agree that this letter agreement, their discussions regarding the Transaction, including the nature and status of such negotiations, and any other memoranda, letters or agreements between the parties hereto relating to the Transaction, shall be deemed to be confidential under the terms of the Non-Disclosure Agreement between the Company and MaxLinear, dated November 21, 2016.

3.    Governing Law; Venue. This letter agreement shall be governed by the internal laws of the State of Delaware applicable to contracts wholly executed and performed within the State of Delaware. Each party hereby irrevocably and unconditionally consents to submit to personal jurisdiction and venue in any federal or state court within the State of Delaware having subject matter jurisdiction for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. As provided above, each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement, in the federal and state courts located in the State of Delaware, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

4.    Equitable Relief; Injunctions; Specific Performance; Misc. The parties hereto agree that irreparable harm would occur, and that monetary damages would not be a sufficient remedy, in the event that the provisions of Section 1 hereof were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Company agrees that MaxLinear shall be entitled to injunctive relief in the event of a breach of Section 1 hereof, including an injunction to prevent any continuing breach or violation of the provisions of Section 1 hereof, and the remedy of specific performance to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction. The foregoing remedies shall not be deemed to be the exclusive remedy for any breach or violation of this letter agreement, but shall instead be in addition to any and all other remedy or remedies to which MaxLinear may be entitled at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. This letter agreement contains the entire agreement between the parties regarding the subject matter hereof, and no modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by each such party.

5.    No Agreement to Negotiate or Consummate a Transaction. Notwithstanding the execution and delivery of this letter agreement or of any term sheet or similar document, MaxLinear and the Company expressly acknowledge and hereby agree that neither shall have any obligation to continue discussions regarding a Transaction, to agree to any particular terms or conditions of a Transaction, or to consummate a Transaction, and shall have no legal obligations to each other with respect to any Transaction unless and until a written definitive agreement between them is executed and delivered regarding a Transaction. In furtherance thereof, MaxLinear and the Company expressly acknowledge and hereby agree that the respective obligations of MaxLinear and the Company to consummate a Transaction are subject in all respects to the negotiation, execution and delivery of a definitive agreement regarding a Transaction, and the satisfaction of the conditions set forth therein, and that neither MaxLinear nor the Company shall have any liability to the other for refusing or failing for any reason to enter into any such definitive agreement regarding a Transaction.

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If the foregoing terms are acceptable to the Company, please indicate the concurrence of the Company with the terms and conditions set forth in this letter agreement by executing two copies of it in the space provided below and returning one such copy to the undersigned at your earliest convenience. We look forward to the successful completion of the discussions contemplated by this letter agreement.

Very truly yours,

MAXLINEAR, INC.

By:	/s/ Adam C. Spice
Name:	Adam C. Spice
Title:	Chief Financial Officer

AGREED AND ACCEPTED:

EXAR CORPORATION

By:	/s/ Ryan Benton
Name:	Ryan Benton
Title:	Chief Executive Officer